UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2023

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A. Publicly-Held Company CNPJ n° 02.558.157/0001-62 - NIRE 35.3.001.5881-4

NOTICE TO SHAREHOLDERS

PAYMENT OF INTEREST ON CAPITAL AND DIVIDENDS FISCAL YEAR 2022 AND

DELIBERATION OF INTEREST ON CAPITAL FISCAL YEAR 2023

I – PAYMENT DATES OF INTEREST ON CAPITAL AND DIVIDENDS FOR THE FISCAL YEAR 2022

Telefônica Brasil S.A. (“Company”) hereby announces to its shareholders that the Company’s Statutory Board resolved on fixating payment dates for Dividends (“Dividends”) and Interest on Capital (“IoC”) related to the fiscal year ended on December 31, 2022, deliberated at the meetings of the Board of Directors held on February 16, 2022, March 17, 2022, April 13, 2022, June 14, 2022, August 19, 2022 and December 09, 2022, as well as the additional Dividends to be approved at the General Shareholders’ Meeting to be held on April 13, 2023 (“GSM”), described as follows:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount (R$)	Gross Amount per Share (R$)	Net Amount per Share (R$)	Payment Date
IoC	02/16/2022	02/25/2022	180,000,000	0.10739500713	0.09128575606	04/18/2023
IoC	03/17/2022	03/31/2022	250,000,000	0.14929120379	0.12689752322	04/18/2023
IoC	04/13/2022	04/29/2022	150,000,000	0.08962197427	0.07617867813	04/18/2023
IoC	06/14/2022	06/30/2022	480,000,000	0.28731296499	0.24421602024	04/18/2023
IoC	08/19/2022	08/31/2022	300,000,000	0.17975006784	0.15278755767	04/18/2023
IoC	12/09/2022	12/29/2022	715,000,000	0.42980199393	0.36533169484	04/18/2023
Dividends	12/09/2022	12/29/2022	1,000,000,000	0.60112166983	0.60112166983	07/18/2023
Dividends[1]	04/13/2023	04/13/2023	826,731,361.37	0.49696613645	0.49696613645	07/18/2023
Total[1]			3,902,731,361.37	2.34126101823	2.15478503644

1 Dividend proposed by the Board of Directors for future resolution at the General Shareholders’ Meeting, to be held on April 13, 2023. Amount per share subject to change until the date of the GSM, due to possible acquisitions within the scope of the Company’s Share Buyback Program.

The net amount of such Dividends and IoCs will be imputed to the mandatory minimum dividend for the fiscal year ended on December 31, 2022, ad referendum of the General Shareholders’ Meeting, to be held on April 13, 2023, in accordance with the sole paragraph of article 25 and article 26 of the Company’s Bylaws, respectively.

Payment to shareholders who have a banking option in the shareholder register with Banco Bradesco S.A. will be made directly into the indicated accounts. For shareholders with shares in Fiduciary Custody of the Stock Exchanges, payment will be made through Brokerage Firms. The other shareholders must go to any branch of Banco Bradesco S.A., carrying their identification documents.

TELEFÔNICA BRASIL S.A. Publicly-Held Company CNPJ n° 02.558.157/0001-62 - NIRE 35.3.001.5881-4

Interest on capital and dividends not claimed within a period of 03 (three) years, counting from the payment start date, will be prescribed and reverted in favor of the company (Law No. 6,404, of 12/15/76, Article 287, Item II, item a).

II – DELIBERATION OF INTEREST ON CAPITAL FOR THE FISCAL YEAR 2023

The Company announces to its Shareholders that its Board of Directors, at a meeting held on February 15, 2023, resolved on the payment of Interest on Capital (“IoC”), related to the fiscal year 2023, in the terms of article 26 of the Company’s Bylaws, article 9 of Law 9,249/95 and Resolution CVM No. 143/2022, in the gross amount of R$ 106,000,000.00 (one hundred and six million reais), withholding income tax at the rate of 15%, resulting in the net amount of R$ 90,100,000.00 (ninety million and one hundred thousand reais), based on the balance sheet of January 31, 2023. The amount per share of IoC mentioned above is described in the table below:

Type of Payment	Declaration Date	Shareholding Position	Gross Amount per Share	Withholding income tax (15%)	Net Amount per Share
IoC	02/15/2023	02/28/2023	0.06377175272	0.00956576291	0.05420598981

In accordance to article 26 of the Company’s Bylaws, such Interest will be imputed to the minimum mandatory dividend for the fiscal year of 2023, ad referendum of the General Shareholder’s Meeting to be held in 2024.

The payment of Interest on Capital will be executed individually to each shareholder, based on the shareholding position in the Company’s records at the end of February 28, 2023. After this date, the shares will be considered as “ex-Interest”. The payment shall be made by July 31, 2024, in a date to be defined by the Company’s Board and released to shareholders and the market in general.

TELEFÔNICA BRASIL S.A. Publicly-Held Company CNPJ n° 02.558.157/0001-62 - NIRE 35.3.001.5881-4

The amount of IoC per ordinary share described in the table above may be adjusted until February 28, 2023, due to possible purchase of shares under the Company’s Share Buyback Program, to be held in treasury for subsequent sale and/or cancellation.

Shareholders who are immune or exempt from income tax, in accordance with current legislation, must provide proof of such condition, by March 6, 2023, to the Department of Shares and Custody of Banco Bradesco S.A., depositary institution for book-entry shares, located at Cidade de Deus, s/n, Prédio Amarelo Velho, subsolo – Vila Yara – CEP: 06029-900 – Osasco - SP.

São Paulo, February 15, 2023.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

E-mail: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	February 15, 2023	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director